Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 1 DATED SEPTEMBER 6, 2024

TO THE OFFERING CIRCULAR DATED AUGUST 29, 2024

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated August 29, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update our plan of operation.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Kings Landing – Creve Coeur, Missouri

As previously disclosed, on July 28, 2021, we acquired a joint-venture limited partnership equity investment in connection with the acquisition and renovation of Kings Landing, a 152-unit, Class A- apartment community in Creve Coeur, Missouri, a suburb of St. Louis, Missouri (the “Property”). On June 16, 2023, we made an unsecured loan to Kings Landing Investors, LLC (“Kings Landing Investors”), the entity that indirectly owns the Property, in the amount of $291,566.

On August 29, 2024, the Property was recapitalized with a new senior loan, preferred equity investment and a member loan. The recapitalization paid off the existing lender and funded related closing costs as well as established reserves to fund working capital and capital improvements for the Property. The Property-owning entity entered into a senior loan from an unaffiliated lender in the amount of $22,636,000 (the “Kings Landing Loan”). The Kings Landing Loan has a fixed interest rate of 5.28% and a term of 60 months with the first 24 months as interest only.

A separate unaffiliated third-party lender also provided preferred equity in the amount of $7,727,028 (the “Preferred Equity”). The Preferred Equity has a term of 60 months with a fixed interest rate of 14% per annum, with a current pay portion of 6% in years one and two and 7% thereafter (the “Current Interest”). Any unpaid interest beyond the Current Interest accrues until maturity. For a given period, all accrued Current Interest must be paid in full before any distributions to Kings Landing Investors are made.

In connection with the recapitalization, we made a $3,200,000 unsecured loan (the “Additional Loan”) to Kings Landing Investors. The Additional Loan has a term of 120 months with a fixed interest rate of 17% per annum, with no current pay requirement. Any unpaid interest accrues until maturity.

The business plan for the Property is to continue the renovation plan already in place to add value to the Property and hold it until the market presents an opportune time to exit. The renovation includes interior upgrades to the residential units that have not yet been renovated, which upgrades include quartz countertops, vinyl flooring, refaced cabinets, updated lighting and fixtures and a modern technology package.

The entity will continue to be managed by a wholly-owned subsidiary of RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction, which fees are paid by the particular special purpose entity and not by us. RM Communities received a 2.00% acquisition fee upon the closing of the acquisition, and RM Communities will also receive an asset management fee equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly for asset management services related to the Property. Effective Gross Income means the Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

RM Communities is also entitled to a promoted interest in amounts equal to 30% and 50% of Kings Landing Investors’s distributable cash in certain circumstances pursuant to the terms of the operating agreement of the special purpose entity. A portion of the promoted interest may be paid to personnel affiliated with RM Communities and our Manager, including Jilliene Helman, Chief Executive Officer of our Manager, and Eric Levy, Managing Director of our Manager. We will not be entitled to any such promoted interest.